Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

Docent and Click2learn Set March 18, 2004 for Stockholder Meetings to Approve Merger

MOUNTAIN VIEW, Calif. and BELLEVUE, Wash.—February 17, 2004—Docent® Inc. (Nasdaq:DCNT) and Click2learn (Nasdaq:CLKS), two leading enterprise software companies in the business performance and learning market, today announced that each company will hold a special meeting of its stockholders on March 18, 2004 to vote on, among other things, a proposal to approve the merger of equals of the two companies. Docent and Click2learn stockholders at the close of business on January 22, 2004 are entitled to vote at the Docent and Click2learn special stockholder meetings, respectively.

The companies also announced that on February 12, 2004, the Securities and Exchange Committee declared effective the registration statement on Form S-4 containing the joint proxy statement mailed to stockholders of each company in connection with the meetings.

The merger of equals, if approved, is intended to create the largest and strongest solution provider focused on the business performance and learning market, with the most complete and innovative solution suite for the large, global customer. The combined company is expected to bring significant value to customers through its enhanced financial strength and ability to invest in R&D and future innovation. This directly translates to further enhancing an already strong record of customer success shared by both companies. Finally, with a large base of over 600 customers, the combined company expects to provide the market with unparalleled best practice experience.

“We are very excited to get out to the marketplace with our combined strengths and offer organizations a clear leader that understands how learning and performance management can accelerate profit,” said Kevin Oakes, CEO and Chairman of Click2learn. “With our solid financial base, groundbreaking technologies and unequaled customer base that covers the most industry and business solutions, we expect to be the clear choice for organizations wanting to gain a competitive advantage.”

“Our continued momentum since the merger announcement has shown that this combination of industry leaders will be able to create superior value—in the short term and in the long term,” said R. Andrew Eckert, President and CEO of Docent. “We remain committed to raising the performance of our entire industry and helping our customers accelerate their own performance.”

About Click2learn

Click2learn (Nasdaq:CLKS) is the recognized leader in enterprise productivity solutions for Global 2000 organizations and government agencies seeking to improve business performance and workforce productivity. Using Click2learn’s Aspen Enterprise Productivity

Suite(TM) and ToolBook authoring solution, many of the world’s best-known corporations improve sales force readiness, achieve and demonstrate regulatory compliance, improve speed and quality of customer service, and educate customers and partners, while at the same time realizing significant cost savings. Click2learn’s clients include such industry leaders as Accenture, American Airlines, AstraZeneca, Century 21, Fujitsu, Microsoft, Pfizer and Symantec. Based in Bellevue, Wash., with offices throughout the U.S., Click2learn (www.click2learn.com, 800.448.6543) also is represented in, Europe, Australia, Japan and India.

About Docent, Inc.

Docent, Inc. (NASDAQ: DCNT) is a leading provider of integrated software solutions proven to directly drive business performance through learning. Docent solutions for sales performance, product launch, channel effectiveness, customer education, compliance, ERP/CRM system implementations, and other business priorities are enabled by the industry’s most comprehensive suite of business performance management applications, industry-specific content, and world-class services. Solutions are tailored to address the unique requirements of vertical markets, including government, life sciences, energy, high tech, telecommunications, financial services, retail and manufacturing.

Docent outperforms the industry in customer satisfaction benchmarks, delivering compelling and measurable ROI to blue chip customers such as Cingular Wireless, Harley-Davidson, Wachovia Corporation, Lucent Technologies, Kelly Services, Eaton Corporation, D&B, Halliburton, Rockwell Collins, and Bechtel Group, Inc. Docent partners with the world’s most prominent systems integrators and business process outsourcing providers, including Accenture, Exult, IBM Human Capital Solutions, Cap Gemini Ernst & Young and Deloitte Consulting. Docent is distinguished as a leader by Gartner in the 2003 e-Learning Suites and LMS Magic Quadrants, and by the META Group in the 2003 METAspectrum report on learning management system vendors. Docent is headquartered in Mountain View, California, with other offices throughout the United States, Europe and Asia-Pacific. For more information, visit www.docent.com.

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4/A with the Securities and Exchange Commission on February 11, 2004 containing a definitive joint proxy statement of Docent and Click2learn and definitive prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Safe Harbor Statement/Forward-looking Statements

Information in this press release contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings.

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Docent, Docent Enterprise and the marks relating to Docent products and services referenced herein are either trademarks and/or registered trademarks of Docent, Inc. All other names are trademarks and/or registered trademarks of their respective owners.

Media Contact:

Karen Ambrose Hickey

Docent

Phone: 650-930-4827

Email: kahickey@docent.com